787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

July 19, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Kathryn M. Sabo, Esq.

Re:	Seasons Series Trust (the “Registrant”)
Response to Staff Comments on Post-Effective Amendment No. 43 to Registration Statement on Form N-1A
Securities Act File No. 333-08653
Investment Company Act File No. 811-07725

Dear Ms. Sabo:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the undersigned by telephone on June 24, 2016 with respect to Post-Effective Amendment No. 43 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 45 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), filed on May 10, 2016 (the “Amendment”), to register Class 1 shares of Allocation Growth Portfolio, Allocation Moderate Growth Portfolio, Allocation Moderate Portfolio and Allocation Balanced Portfolio (each, a “Portfolio” and collectively, the “Portfolios”), series of the Registrant.

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

I.	GENERAL COMMENTS

Comment 1:	Please respond to all comments in writing and file the correspondence with the SEC via EDGAR, including Tandy representations with your EDGAR correspondence.

Response 1:	The Registrant will respond as requested. The Registrant’s Tandy representations are included in this letter.

Comment 2:	Please confirm or update all information that is currently in brackets or missing in the Amendment.

Response 2:	The Registrant has confirmed or updated all information that was in brackets or missing in the Amendment.

II.	PROSPECTUS

Comment 3:	In the section entitled “Principal Investment Strategies of the Portfolio” in the Summary Prospectus of each Portfolio, please disclose the risks associated with Wilshire Associates Incorporated’s use of statistical analysis and portfolio modeling, if any.

Response 3:	The Registrant submits that the current risk disclosure accurately reflects the risk of each Portfolio’s investment strategy, including the risk associated with the asset allocations and the manner in which they are made. Accordingly, the Registrant respectfully declines to add additional risk disclosure.

Comment 4:	In the section entitled “Principal Risks of Investing in the Portfolio” in the Summary Prospectus of Allocation Moderate Growth Portfolio, “Foreign Sovereign Debt Risk” is listed as a principal risk of investing in the Portfolio. If the Portfolio intends to invest greater than 25% of net assets in sovereign debt of a single foreign country, please disclose.

Response 4:	The Registrant submits that the Allocation Moderate Growth Portfolio does not intend to invest greater than 25% of net assets in sovereign debt of a single foreign country.

Comment 5:	In the subsection entitled “Additional Information About the Portfolios’ Investment Strategies and Investment Risks – Managed Allocation Portfolios – Allocation Growth Portfolio,” “Risk of Investing in Junk Bonds” is not listed as a risk of the Portfolio; however, the Summary Prospectus of the Portfolio notes that the underlying long-term fixed income portfolios invest in securities rated below investment grade. Please add “Risk of Investing in Junk Bonds” as a risk of investing in the Allocation Growth Portfolio.

Response 5:	The requested change has been made.

Comment 6:	In the Prospectus of Allocation Growth Portfolio, “Currency Volatility Risk” and “Risks of Investing in Inflation-Indexed Securities” are not listed as risks of investing in the Portfolio. If appropriate, please add “Currency Volatility Risk” and/or “Risks of Investing in Inflation-Indexed Securities” as risks.

Response 6:	The Registrant submits that the current risk disclosure accurately reflects the risk of the Portfolio’s investment strategy with respect to its investments in Inflation-Indexed Securities. Accordingly, the Registrant respectfully declines to add additional risk disclosure. The Registrant further submits that given its target asset class allocations to international stocks, the requested change has been made with respect to Currency Volatility Risk.

Comment 7:	With respect to Allocation Moderate Portfolio, “Risk of Investing in Inflation-Indexed Securities” is listed both as a principal and non-principal risk in the Prospectus. Please revise the Prospectus as appropriate to identify whether “Risk of Investing in Inflation-Indexed Securities” is a principal or non-principal risk.

Response 7:	The Registrant has revised the Portfolio’s risk disclosure to reflect that “Risk of Investing in Inflation-Indexed Securities” is a principal risk of investing in the Portfolio.

III.	Statement of Additional Information (“SAI”)

Comment 8:	Please confirm all non-principal investment strategies and risks are described in the SAI in compliance with Item 16(b) of Form N-1A. Do not duplicate in the SAI information that is provided in the Prospectus unless necessary to make the SAI comprehensible as a document independent of the Prospectus. Please also distinguish between the Portfolios’ principal and non-principal investments and risks by adding headings.

Response 8:	The Registrant hereby confirms that all non-principal investment strategies and risks are described in the SAI in compliance with Item 16(b) of Form N-1A. The Registrant respectfully declines to add headings as requested, since each Portfolio’s principal investments and risks are clearly disclosed in its Prospectus.

Comment 9:	In the subsection entitled “Supplemental Glossary – Borrowing,” the first paragraph indicates that the Portfolios may pledge assets to secure borrowings. Please disclose the maximum percentage expressed as a percentage of total assets the Portfolios may pledge to secure borrowings.

Response 9:	The Registrant has revised the disclosure to read: “In seeking to enhance performance, a Portfolio may borrow for investment purposes and may pledge up to 33 1/3% of its total assets to secure such borrowings.”

Comment 10:	In the subsection entitled “Zero Coupon Bonds, Step-Coupon Bonds, Deferred Interest Bonds and PIK Bonds,” please consider adding the following risk disclosure: OID and PIK securities create the risk that incentive fees will be paid to the investment adviser based on non-cash accrual that ultimately may not be realized, but the investment adviser will be under no obligation to reimburse the Portfolios for these fees.

Response 10:	The Registrant respectfully declines to take this comment as the Adviser does not charge the Portfolios incentive fees.

Comment 11:	In the section entitled “Investment Restrictions,” please add “or group of industries” after the phrase “in any one industry” in the seventh restriction concerning concentration. (See Section 8(b)(1)(E) of the 1940 Act).

Response 11:	The Registrant respectfully submits that the restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act and Instruction 4 to Item 9(b)(1) of Form N-1A which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. Each Portfolio does not have a policy to concentrate its investments in any particular industry or group of industries. Rather, each Portfolio’s policy with respect to concentration of investments, as disclosed in the SAI, states that the Portfolio will not concentrate its investments in “any one industry.” Neither Section 8(b)(1)(E) of the 1940 Act, nor Instruction 4 to Item 9(b)(1) of Form N-1A, require the Portfolios to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. As noted above, the 1940 Act, as well as Form N-1A, require a policy with respect to a particular industry or group of industries. The Registrant submits that use of the term “or” in this context indicates that a Portfolio must have a concentration policy with respect to particular industries or groups of industries. In addition, each Portfolio’s concentration policy is consistent with concentration policies of other fund complexes.[1]

Comment 12:	In the subsection entitled “Trust Officers and Trustees – Leadership Structure of the Board of Trustees,” the disclosure states that the “Trust, on behalf of the Portfolios, has engaged SAAMCo and for certain Portfolios, has engaged a Subadviser, to manage the Portfolios on a day-to-day basis.” Please revise the SAI to indicate the specific Portfolio or Portfolios to which the disclosure applies.

Response 12:	The Registrant respectfully declines to take this comment as the management arrangement for each Portfolio is clearly disclosed in its Prospectus and in the section entitled “Subadvisory Agreements” of the SAI.

[1]	See, e.g., Legg Mason Global Asset Management Trust, Registration Statement filed on Form N-1A on May 27, 2016 (https://www.sec.gov/Archives/edgar/data/1474103/000119312516606123/d123777d485bpos.htm ); Franklin Templeton International Trust, Registration Statement filed on Form N-1A on September 28, 2015 (https://www.sec.gov/Archives/edgar/data/876441/000137949115001078/filing1478.htm).

Comment 13:	In the section entitled “Advisory Fees,” please confirm that any recoupment is subject to the following conditions: (1) that the fund must be able to make the repayment to the adviser without exceeding the net expense ratio in place at the time such amounts were waived; and (2) that the fund must be able to make the repayment to the adviser without exceeding its current net expense ratio.

Response 13:	The Registrant confirms that any recoupment of waived and/or reimbursed fees will not exceed (1) the net expense ratio that was in place when such amounts were waived and/or reimbursed, and (2) a Portfolio’s current net expense ratio.

IV.	TANDY REPRESENTATIONS

In connection with the Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the SEC and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at 212-728-8037.

Very truly yours,

/s/ Stacey P. Ruiz

Stacey P. Ruiz

Cc:	Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP